OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

ATARI GAME PARTNERS, CORP.

286 Madison Avenue, 8th Floor
New York, NY 10017

www.atarigamepartners.com

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,070,000 RCT Revenue Participation Units ($1,070,000)

Minimum 10,000 RCT Revenue Participation Units ($10,000)

Company	Atari Game Partners, Corp.
Corporate Address	286 Madison Avenue, 8th Floor, New York, NY 10017
Description of Business	Game Development
Type of Security Offered	RCT Revenue Participation Units (the "Securities")
Purchase Price of Security Offered	$1
Minimum Investment Amount (per investor)	$250.00

<u>Perks:</u>

- **All investors:** Atari Game Partners will host an Investors site online, and you will have the option to have your name listed on that page;

- **At least $750:** Investor perk as outlined above, and a discount of 25% off the street price of the game at launch valid for a purchase of 1 unit of RollerCoaster Tycoon Switch;

- **At least $1,500:** Both of the above perks, and one free copy of the regular edition of the book "The Art of Atari"!

**All perks occur after the offering is completed.*

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

We have obtained rights to develop, market and sell a first and brand new version of RollerCoaster Tycoon ("**RCT**") for the Nintendo Switch gaming platform ("**RollerCoaster Tycoon Switch**"). Since RCT's initial release in 1999, it has been one of the most popular gaming franchises of all time. Developed by Chris Sawyer, the RCT series has generated hundreds of millions of dollars in revenue and built a dedicated, diverse and expansive fan base around the world.

Atari Interactive, Inc. ("**Atari**"), which is wholly owned by Atari, SA (France), our sole ultimate stockholder, is the exclusive master licensee of the RCT franchise. The RCT franchise has become one of Atari's most popular, generating significant revenue. In early 2017, Atari unveiled the newest entry into the franchise -- RollerCoaster Tycoon Touch. This free-to-play 3D simulation game for iOS and Android was an instant success, skyrocketing to the top of the app stores after its worldwide launch. With more than 11 million downloads since launch and praise from gamers and critics alike, the classic gameplay proved to be a natural fit for touchscreen devices, making it easier than ever for gamers to flex their imaginations.

In developing the RCT franchise in its most recent versions, Atari worked with Nvizzio Creations. This world-class developer has years of experience developing engaging 3D experiences for gamers, and was intimately involved in the development of RollerCoaster Tycoon Touch for mobile devices.

The unmitigated success of the RCT franchise made the opportunity clear to us: Deliver the first RCT game for the Nintendo Switch. The RCT franchise needs to be put in the hands of even more gamers and developed for the new and innovative Nintendo Switch! RollerCoaster Tycoon Switch will be an all-new game made specifically for Switch with exclusive features, and will be developed together with Nvizzio Creations.

Distribution

We intend to distribute RollerCoaster Tycoon Switch through third party distributors. We have already executed a distribution agreement for the United States, Canada and Mexico, and are currently negotiating distribution agreements for other countries.

Competition

Competition in our industry is intense. Our competitors range from large established companies such as Electronic Arts and Activision, to emerging start-ups, and we expect new competitors to continue to emerge throughout the world.

Litigation

We are neither currently involved with nor threatened to be made a party to any litigation.

The team

Officers and directors

Todd Shallbetter	President & COO
William Mardel	CFO

Todd Shallbetter
Todd Shallbetter is the Chief Operating Officer and Board Member of Atari, Inc., and is also President of Atari Game Partners, Corp. Shallbetter has been with Atari in multiple roles since 2005, working cross-organizationally with all teams within the Atari companies, and also holds other positions in Atari subsidiaries, including: Manager, Atari Connect, LLC (May 2014 to present), Manager, AITD Productions, LLC, (February, 2014 to present), Manager, RCTO Productions, LLC (Feb 2014 to present), Manager, Cubed Productions, LLC (Jan 2014 to present), and Manager, Atari Casino, LLC (May 2014 to present). Shallbetter built Atari's digital distribution business into a multi-million dollar enterprise shortly after joining the company. Shallbetter has a deep history in the entertainment field with a focus on finance, getting his start in live entertainment management, representing artists from Lynyrd Skynyrd to the Harlem Globetrotters. He moved from live entertainment to licensed merchandising management for best-in-class companies including Bravado International and Blue Grape Merchandising prior to his move to interactive entertainment. Shallbetter continues to support and manage multiple business verticals within Atari; he is based in New York City.

William Mardel
William Mardel is a seasoned professional, experienced in international Music and Video game finance; Mardel has been with Atari since 2004, in a Finance Director role to Sept 2016, and then as Senior Finance Director, (Sept 2016 to present) cross-working with internal teams. In addition to his role as Chief Financial Officer since December 2017 to date, Mardel is a Board Director for Atari Game Partners Corp. As part of the Atari management team, Mardel owns multiple areas of the Company's financial processes, and is deeply involved in all diversified business lines. Prior to his tenure at Atari, Mardel played an essential role in the multi-year development and implementation of financial and contractual systems for Capitol Records Inc., and was responsible for diverse roles within the EMI Records, Ltd. Finance team. Notably, while at EMI, Mardel focused on senior administration of profit participation for The Beatles catalog, reporting to Apple and the individual band members' management.

Number of Employees: 1

Related party transactions

We are a party to a Sub-License Agreement (the "Sub-License Agreement") with Atari Interactive, Inc. ("Atari Interactive") and RCTO Productions, LLC ("RTCO"). Atari

Interactive and RTCO are ultimately wholly owned by Atari, SA (France), which also wholly owns Atari Capital Partners, Inc., our sole stockholder. In addition, our President, Director and Chief Executive Officer serves as the Chief Operating Officer of Atari Interactive and the Manager of RTCO. Under the Sub-License Agreement, Atari Interactive has granted us a non-exclusive license to develop, publish, market, sell and distribute RollerCoaster Tycoon for the Nintendo Switch platform ("RollerCoaster Tycoon Switch") using certain trademarks, source code and other intellectual property. Under the Sub-License Agreement, we are required to pay Atari Interactive a royalty of 25% of the adjusted gross receipts resulting from our sale of the game, less only direct distribution fees and distribution expenses, and with no deduction for royalties other than digital distribution fees paid to Nintendo. With respect to this royalty, we will pay a non-refundable but recoupable advance equal to 25% of the $2,000,000 we are seeking to raise through this offering and our concurrent offering under Rule 506(c) of Regulation D of the Securities Act (the "Crowdfunding Offerings"). In addition, given the fact that we will benefit from the engine and some portions of the code already developed for some prior versions of RCT on other platforms, we are required to pay RTCO a non-refundable fee of $600,000 within 5 days after receiving funds raised from our Crowdfunding Offerings. We are also a party to a Consultant Services Agreement with RCTO, pursuant to which RCTO shall provide all necessary production and marketing services in connection with the development and release of RollerCoaster Tycoon Switch, in exchange for a fee of 7.5% of all amounts we pay to the developer and other third parties for the development of the game. We are also a party to an Assignment and Assumption Agreement with Atari, Inc. (the "Assignment Agreement"), which is wholly owned by Atari, SA (France), which also wholly owns Atari Capital Partners, Inc., our sole stockholder. In addition, our CEO, President and Director also serves as the Chief Operating Officer and as a director of Atari, Inc.., and as a Manager of Atari Capital Partners, and our CFO servers as the Director of Finance of Atari, Inc. Under the Assignment Agreement, Atari, Inc., assigned us and we assumed, all of Atari Inc.'s rights and obligations under a certain exhibit (Exhibit #11) to a certain license agreement, which provides the licensee with distribution rights for RollerCoaster Tycoon Switch in the United States, Canada and Mexico, in exchange for a royalty equal to 50% of the net receipts collected by the licensee in connection with the exploitation of RollerCoaster Tycoon Switch. The licensee has advanced Atari, Inc., $600,000 under the license agreement, which are off-settable against royalties due by the licensee. Atari Capital Partners, Inc., our sole stockholder, executed a Letter of Support in November 2017, pursuant to which it agreed to provide us with the funding necessary to sustain our business until we begin closing on subscriptions in our Crowdfunding Offerings. Any funds advanced shall be repaid, without interest, from the proceeds of the funds we raise in our Crowdfunding Offerings.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **If we cannot raise sufficient funds, we will not succeed or will require significant additional capital infusions.** We are offering RCT Revenue Participation Units in the aggregate amount of up to $2,000,000 in this offering and in an offering under Rule 506(c) of Regulation D of the Securities Act (collectively, the "Crowdfunding Offerings"), however, we may sell much less. Even if the maximum amount is raised in both Crowdfunding Offerings, we may need additional funds in the future to successfully develop and launch RollerCoaster Tycoon Switch, and if we cannot raise those funds for whatever reason, including reasons outside our control, we will have to find other sources of funding, which may be unavailable on favorable terms, or at all. In addition, even if the full $2,000,000 is raised in the Crowdfunding Offerings, we may, at our discretion, engage in one or more additional securities offerings in which we may accept up to an additional $400,000 in subscriptions for RTC Revenue Participation Units under the same terms as provided to investors in this offering; provided, however, if any such additional amounts are accepted, the Calculated Rate shall mean 60% until the Investor Share has reached 1.2x the Investor Funds, then 30% thereafter until the Investor Share Termination Date (as defined below), then 0% following the Investor Share Termination Date.

- **Our business is intensely competitive and "hit" driven. If RollerCoaster Tycoon Switch is not a "hit" game, or if consumers prefer competing games over our game, our operating results could suffer.** Competition in our industry is intense. Many new products are regularly introduced, but only a relatively small number of "hit" titles account for a significant portion of total video gaming revenue. Our competitors range from large established companies such as Electronic Arts and Activision, to emerging start-ups, and we expect new competitors to continue to emerge throughout the world. If our competitors develop and market more successful games, offer competitive games at lower price points or based on payment models perceived as offering a better value proposition, or if our game is not high-quality and well-received, we may not generate the revenues we expect from RollerCoaster Tycoon Switch, which could diminish the return to investors in this offering.
- **Our business is dependent on the success and availability of the Nintendo Switch hardware system.** The success of RollerCoaster Tycoon Switch will be driven in part by the continued commercial success and adequate supply of the Nintendo Switch video game console. The Nintendo Switch platform may not succeed to the extent expected or new platforms may take market share away. If consumer demand for the Nintendo Switch platform is lower than our expectations, we may be unable to generate the revenues we expect from RollerCoaster Tycoon Switch, which could diminish the return to investors in this offering.
- **If we do not deliver popular, high-quality content in a timely manner, our business may be negatively impacted.** Consumer preferences for games are usually cyclical and difficult to predict, and even the most successful content remains popular for only limited periods of time, unless refreshed with new content or otherwise enhanced. RollerCoaster Tycoon Switch may not be well-received by consumers, even if well-reviewed and of high quality. In addition, delays in the release of RollerCoaster Tycoon Switch or disruptions following its commercial release, could have a material adverse effect on our revenues and could cause our results of operations to be materially different from

expectations.

- **If we are unable to sustain traditional pricing levels for our game, our business may be negatively impacted.** If we are unable to sustain traditional pricing levels for RollerCoaster Tycoon Switch or the associated downloadable content, whether due to competitive pressure, because retailers or other third parties elect to price these products at a lower price, or otherwise, it could have a negative impact on us. Further, our decisions around the development of RollerCoaster Tycoon Switch is grounded in assumptions about eventual pricing levels. If there is price compression in the market, it could have a negative impact on us.
- **We rely on business partners in many areas of our business and our business may be harmed if they are unable to honor their obligations to us or their actions may put us at risk.** We rely on various business partners, including third-party service providers, vendors, distributors, licensing partners, and development partners, among others, in many areas of our business. The actions of our business partners may put our business and our reputation at risk. In many cases, these third parties will be given access to sensitive and proprietary information in order to provide services and support to our team. These third parties may misappropriate our information and engage in unauthorized use of it. The failure of these third parties to provide adequate services and technologies, could result in a disruption to our business operations. Further, disruptions in the financial markets and economic downturns may adversely affect our business partners and they may not be able to continue honoring their obligations to us. Alternative arrangements and services may not be available to us on commercially reasonable terms or we may experience business interruptions upon a transition to an alternative partner or vendor. If we lose one or more significant business partners, our business could be harmed.
- **We may be subject to claims of infringement of third-party intellectual property rights, which could harm our business.** From time to time, third parties may assert claims against us based on allegations of violations of intellectual property rights. Although we take steps to avoid knowingly violating the intellectual property rights of others, it is possible that third parties still may claim infringement. Future infringement claims against us, whether valid or not, may be time consuming and expensive to defend. Such claims or litigations could require us to pay damages and other costs, stop selling the affected products, redesign those products to avoid infringement, or obtain a license, all of which could be costly and harm our business. In addition, many patents have been issued that may apply to potential new modes of delivering, playing or monetizing game software products and services, such as RollerCoaster Tycoon Switch. We may discover that future opportunities to provide new and innovative modes of game play and game delivery to consumers may be precluded by existing patents that we are unable to license on reasonable terms.
- **From time to time we may become involved in legal proceedings, which could adversely affect us.** In the future, we may become subject to legal proceedings, claims, litigation and government investigations or inquiries, which could be expensive, lengthy, and disruptive to normal business operations. In addition,

the outcome of any legal proceedings, claims, litigation, investigations or inquiries may be difficult to predict and could have a material adverse effect on our business, operating results, or financial condition.

- **RollerCoaster Tycoon Switch and our brand are subject to the threat of piracy, unauthorized copying and other forms of intellectual property infringement.** We regard RollerCoaster Tycoon Switch and our brand as proprietary. We are aware that some unauthorized copying of RollerCoaster Tycoon Switch and our brand is likely to occur, and if a significant amount were to occur, it could negatively impact revenues, which could diminish the return to investors in this offering. The laws of some countries in which RollerCoaster Tycoon Switch may be distributed either do not protect us to the same extent as the laws of the United States, or are poorly enforced. Legal protection of our rights may be ineffective in such countries. In addition, although we intend to take steps to enforce and police our rights, factors such as the proliferation of technology designed to circumvent the protection measures used in RollerCoaster Tycoon, and the proliferation of online channels through which infringing product is distributed may all contribute to an expansion in unauthorized copying of our products and brands.
- **We expect a significant portion of our sales to be made to a relatively small number of key customers.** Though RollerCoaster Tycoon Switch is expected to be available to consumers through a variety of retailers and digital download, the concentration of our retail sales is likely to be through a few, large customers. If we are unable to attract these customers or sell the quantity of RollerCoaster Tycoon Switch we anticipate, we would not be able to generate the revenues we expect from RollerCoaster Tycoon Switch, which could diminish the return to investors in this offering. In addition, because we will likely have a small base of large customers, it could make us more vulnerable to collection risk if one or more of these large customers became unable to pay for our games or declared bankruptcy. Additionally, we anticipate that our receivables from these large customers will increase significantly in the December quarter as they make purchases in anticipation of the holiday selling season. Having such a large portion of our total revenue concentrated in a few customers could reduce our negotiating leverage with these customers. If one or more of our key customers experience deterioration in their business, or become unable to obtain sufficient financing to maintain their operations, our business could be harmed.
- **Our marketing and advertising efforts may fail to resonate with our customers.** RollerCoaster Tycoon Switch will be marketed through a diverse spectrum of advertising and promotional programs such as online and mobile advertising, retail merchandising and website development. Our ability to sell RollerCoaster Tycoon Switch is dependent in part upon the success of these programs. If our marketing of RollerCoaster Tycoon Switch fails to resonate with consumers, particularly during the critical holiday season or during other key selling periods, or advertising rates or other media placement costs increase, these factors could have a material adverse impact on our ability to generate the revenues we expect from RollerCoaster Tycoon Switch, which could diminish the return to investors in this offering.

- **Our business is subject to currency fluctuations.** We expect to sell RollerCoaster Tycoon Switch internationally. We, therefore, will be exposed to the effects of fluctuations in foreign currency exchange rates.
- **We have a non-exclusive sublicense for our intellectual property from an affiliate.** We do not own our intellectual property, and sublicense the rights to the source code and branding of RollerCoaster Tycoon Switch from Atari Interactive, Inc., our affiliate, which source code and brand will be used as the basis for developing and marketing RollerCoaster Tycoon Switch. Because our license is non-exclusive, Atari Interactive, Inc., may develop, market and sell competing games using the RollerCoaster Tycoon brand and source code, or sublicense such rights to third parties, which could have a material adverse impact on our revenues.
- **Dilution for Platform Fees.** Under our Posting Agreement with StartEngine for our 506(c), we have agreed to issue StartEngine, $100 in RCT Revenue Participation Units for each investor. Therefore, the investors' pro rata portion of the Net Receipts will be diluted by the same.
- **The RCT revenue participation rights terminate 18 months after the commercial launch of our game.** Under the Revenue Participation Agreement, the investors' right to participate in the revenue generated from RollerCoaster Tycoon Switch, terminate 18 months after the commercial launch of the game in the USA, United Kingdom, France or Germany. We may be unable to generate enough revenue during such 18-month period, to provide a significant, or any, return of an investor's investment. In addition, our sublicense from Atari Interactive, Inc., to market and sell our game, expires June 22, 2022, and we have 3 months following the effective termination date to sell physical game units, and 1 month following the effective termination date to continue selling digital downloads. While we anticipate the commercial launch of our game in the USA, the United Kingdom, France or Germany will occur in 2018, if there is a substantial delay in the commercial release, we may have less than 18 months remaining on our license to sell our game.
- **Significant royalties and revenue sharing payments shall be deducted from gross revenue for RollerCoaster Tycoon Switch, prior to the calculation of an investor's revenue share.** Investors are entitled to share in the gross sales of RollerCoaster Tycoon Switch, net of development expenses, marketing and other expenses. Development and marketing expenses include, among other things, royalties not expected to exceed 20% of our gross revenues, some of which shall be paid to our affiliates. Therefore, there may be limited amounts available for distribution to investors under the Revenue Sharing Agreement. See Related Party Transactions.
- **We may develop, market and sell other games, the revenue of which will not be shared with the investors in this Offering, and the development, marketing and distribution of which expose us to additional liabilities.** We may develop games in addition to RollerCoaster Tycoon Switch, the revenue of which will not be shared with the investors in this Offering. If we develop, market and sell other games, we will be exposed to the liabilities associated with the development, marketing and sale of such games, which could have an adverse impact on our

business and results of operations, and our ability to make payments to the investors in this offering.

- **Risks of borrowing.** While we believe that if we raise the full $2,000,000 we are seeking to raise in our Crowdfunding Offerings, we may have to seek loans from financial institutions or other third parties. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could have a material adverse effect on our business, results of operations or financial condition, and our ability to make distributions to our investors.
- **Limited Transferability and Liquidity.** Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our revenue sharing rights. No public market exists for our revenue sharing rights and no market is expected to develop.
- **Projections: Forward Looking Information.** Any projections regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and have not been reviewed by our independent accountants. Such projections are based on several assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. The projected results cannot be guaranteed.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Atari Capital Partners, Inc., 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 1,000

  Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

  Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

- RCT Revenue Participation Units: 0

The RCT Revenue Participation Units entitle the investors to receive their Pro Rata Portion (as defined below) of a percentage of the Net Receipts (as defined below) resulting from the sale or other exploitation of the RollerCoaster Tycoon game we are developing for the Nintendo Switch gaming platform ("**RollerCoaster Tycoon Switch**"). Investors shall receive their pro rata portion of (1) 50% of the Net Receipts until they have received 1.2 times their invested capital, (2) 25% of the Net Receipts until 18 months following the month during which RollerCoaster Tycoon Switch is commercially launched in the USA, United Kingdom, France or Germany (the "**Official Launch**"), and (3) 0% thereafter (the "**Calculated Rate**"). The Calculated Rate shall be adjusted on a pro rata basis to the extent we raise less than an aggregate of $2,000,000 in this offering and in our offering under Rule 506(c) of Regulation D of the Securities Act should we engage in such offering (collectively, the "**Crowdfunding Offerings**"). Notwithstanding the foregoing, the investors shall not be entitled to receive any further payments after the Investor Termination Date (as defined below).

For purposes of clarity and by way of example, and subject to the Investor Termination Date, (a) if we raise $800,000 of the funds we are seeking to raise in both Crowdfunding Offerings (or 40% of $2,000,000), the Calculated Rate shall be 20% (40% of 50%) until the investors have received 1.2x of their invested capital, then 10% (40% of 25%) until the Investor Share Termination Date, and then 0% thereafter, and (b) if we raise $1,200,000 of the funds we are seeking to raise in both Crowdfunding Offerings (or 60% of $2,000,000), the Calculated Rate shall be 30% (60% of 50%) until the investors have received 1.2x of their invested capital, then 15% (60% of 25%) until the Investor Share Termination Date, and then 0% thereafter.

Notwithstanding the foregoing, even if the full $2,000,000 is raised in the Crowdfunding Offerings, Issuer may, at its discretion, accept up to an additional $400,000 in subscriptions for RTC Revenue Participation Units under the same terms as provided herein, in one or more securities offerings; provided, however, if any such additional amounts are accepted, the Calculated Rate shall be increased by a pro rata portion of 10% until the Investor Share has reached 1.2x of the Investor Funds, then increased by a pro rata portion of 5% thereafter until the Investor Share Termination Date (as defined below); with such increase being pro rata based on the proportion that the additional amount raised bears to $400,000. For purposes of clarity, and by way of example, if we raise the entire $2,000,000 we are seeking to raise in both Crowdfunding Offerings, and sell $200,000 in additional RTC Participation Units, the Calculated Rate shall be increased by 5% (50% of 10%) to 55%, until the Investor has received 1.2x of their invested capital, and thereafter, shall be increased by 2.5% (50% of 5%) to 27.5% until the Investor Share Termination Date, and then 0% thereafter.

Any revenue sharing interests issued to any crowdfunding platform as fees, shall not be included in such $2,000,000 threshold or such additional $400,000 amount.

For the further avoidance of doubt, if we do not raise 100% of the funds we require, our majority stockholder intends to provide additional funding or credit in exchange for the balance of the Net Receipts not distributed to the Investors.

The following is a summary of some concepts further defined in the Revenue Participation Agreement, and for the avoidance of doubt you should refer to such Revenue Participation Agreement.

"**Net Receipts**" means the total revenue received by us from the sale or other exploitation of RollerCoaster Tycoon Switch, less development expenses, production fees, royalties, marketing expenses and other direct expenses, and net of sales and use taxes, discounts, refunds, allowances and finance charges.

"**Pro Rata Portion**" means for each investor, the percentage determined by dividing the amount invested by such Investor, by the total amounts invested by all investors in both Crowdfunding Offerings.

"**Investor Termination Date**" means the last day of the earlier of (a) the eighteenth month following the month during which the Official Launch has occurred, and (b) the Sublicense Expiration Date (as defined below).

Our sublicense for the rights to market and sell the game expires on June 30, 2022 (the expiration date of the master RCT license), and has a 3 month sell-off period for physical game units and a 1 month period in which we may continue selling digital downloads (the "**Sublicense Expiration Date**").

What it means to be a Minority Holder

As an owner of RCT Revenue Participation Units, investors are not entitled to a vote for any matters submitted to a vote of the stockholders.

Dilution

Even if the full $2,000,000 is raised in the Crowdfunding Offerings, Issuer may, at its discretion, accept up to an additional $400,000 in subscriptions for RTC Revenue

Participation Units under the same terms as provided herein, in one or more securities offerings; provided, however, if any such additional amounts are accepted, the Calculated Rate shall be increased by a pro rata portion of 10% until the Investor Share has reached 1.2x of the Investor Funds, then increased by a pro rata portion of 5% thereafter until the Investor Share Termination Date (as defined below); with such increase being pro rata based on the proportion that the additional amount raised bears to $400,000. For purposes of clarity, and by way of example, if we raise the entire $2,000,000 we are seeking to raise in both Crowdfunding Offerings, and sell $200,000 in additional RTC Participation Units, the Calculated Rate shall be increased by 5% (50% of 10%) to 55%, until the Investor has received 1.2x of their invested capital, and thereafter, shall be increased by 2.5% (50% of 5%) to 27.5% until the Investor Share Termination Date, and then 0% thereafter.

Any revenue sharing interests issued to any crowdfunding platform as fees, shall not be included in such $2,000,000 threshold or such additional $400,000 amount.

For the further avoidance of doubt, if we do not raise 100% of the funds, our majority stockholder intends to provide additional funding or credit in exchange for the balance of the Net Receipts not distributed to the Investors.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-09-07.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the development and launch of our game, which we expect to occur for the Holiday season of 2018. Based on our forecast, with the liquidity of the anticipated full raise amount of $2,000,000 in this offering and our offering under Rule 506(c) of Regulation D of the Securities Act, we believe we can sustain our operations until we begin generating positive cash flow.

Financial Milestones

We are investing in the development of our game and are generating sizeable net income losses as a result. We will continue to incur net losses until the commercial launch of our game, which we anticipate will occur for the Holiday season of 2018.

Liquidity and Capital Resources

We are currently generating operating losses and require the continued infusion of new capital to continue business operations. Atari Capital Partners, Inc. ("**ACP**"), our sole stockholder, executed a Letter of Support in November 2017, pursuant to which it agreed to provide us with the funding necessary to sustain our business until we begin closing on the $2,000,000 we are seeking to raise in this offering and in our offering under Rule 506(c) under Regulation D of the Securities Act (collectively, the "**Crowdfunding Offerings**"). Any funds advanced by ACP shall be repaid from the proceeds of our Crowdfunding Offerings, without interest. As of December 1, 2017, we had been advanced $25,000 by ACP.

If we raise the full $2,000,000 we are seeking to raise in both Crowdfunding Offerings, we believe we will be able to sustain our business until the commercial launch of our game in 2018, and begin generating positive cash flow.

Indebtedness

Atari Capital Partners, Inc., our sole stockholder, executed a Letter of Support in November 2017, pursuant to which it agreed to provide us with the funding necessary to sustain our business until we begin closing on subscriptions in our Crowdfunding Offerings. Any funds advanced shall be repaid, without interest, from the proceeds of the funds we raise in our Crowdfunding Offerings. As of December 1, 2017, Atari Capital Partners, Inc., has advanced us $10,000. Our CEO, President and Director serves as a Manager of Atari Capital Partners.

Recent offerings of securities

None

Valuation

The securities are being offered at a nominal value. In the future, they may be valued by the issuer using different methods, including but not limited to the discounted cash flows valuation method.

USE OF PROCEEDS

The amounts below set forth our intended use of proceeds if we raise (1) $10,000, the minimum amount we are seeking to raise in this Offering, (2) $1,070,000 the maximum amount we are seeking to raise in this offering, and (3) $2,000,000 the aggregate maximum amount we are seeking to raise in both this offering and through our offering under Rule 506(c) of Regulation D of the Securities Act (collectively, the "**Crowdfunding Offerings**"):

	Offering Amount Sold in this Offering (Minimum)	**Offering Amount Sold in this Offering (Maximum)**	**Offering Amount Sold in this Offering and 506(c) Offering (Maximum)**
Total Proceeds:	$10,000	$1,070,000	$2,000,000
Less: Offering Expenses	$9,400	$10,000	$15,000
StartEngine Fees (6% total fee)	$600	$64,200	$120,000
Net Proceeds	$0	$995,800	$1,865,000
Use of Net Proceeds:			
Development	$0	$550,000	$550,000
Reimbursement of Development Expenses	$0	$345,800	$600,000
Production Fees	$0	$0	$86,250
Royalty Advances	$0	$0	$500,000
Marketing	$0	$100,000	$100,000

General Working Capital	$0	$0	$28,750
Total Use of Net Proceeds	$0	$995,800	$1,865,000

If we manage to raise the full $2,000,000 we are seeking to raise in both Crowdfunding Offerings, we believe these amounts will last us until we are able to general positive cash flow, and that we will not need to raise any additional capital. The use of proceeds described above is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Irregular Use of Proceeds

We might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website www.atarigamepartners.com in a section labelled annual reports. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ATARI GAME PARTNERS, CORP.

[See attached]

ATARI GAME PARTNERS, CORP

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE PERIOD ENDED
SEPTEMBER 7, 2017

Together with
Independent Accountants' Review Report

dbbmckennon

Certified Public Accountants.
Registered Firm - Public Company Accounting Oversight Board

ATARI GAME PARTNERS, CORP
INDEX TO FINANCIAL STATEMENTS
(unaudited)

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Stockholders
Atari Game Partners, Corp
Wilmington, Delaware

We have reviewed the accompanying financial statements of Atari Game Partners, Corp (the "Company") which comprise the balance sheet as of September 7, 2017 ("Inception") and the related statement of operations, stockholder's equity, and of cash flows as of such date, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

dbbMcKennon

Newport Beach, California
December 4, 2017

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

ATARI GAME PARTNERS, CORP
BALANCE SHEET
AS OF SEPTEMBER 7, 2017
(unaudited)

	September 7, 2017
Assets	
Current assets:	
Cash	$ -
Total assets	$ -
Liabilities and Stockholder's Equity	
Current liabilities:	
Accounts payable	$ -
Total liabilities	-
Commitments and contingencies (Note 3)	-
Stockholder's Equity	
Common stock	1
Subscription receivable	(1)
Total stockholder's equity	-
Total liabilities and stockholder's equity	$ -

See accompanying independent accountants' review report
and notes to the financial statements.

ATARI GAME PARTNERS, CORP
STATEMENT OF OPERATIONS
FOR THE PERIOD ENDED SEPTEMBER 7, 2017
(unaudited)

	September 7, 2017
Revenues	$ -
Operating Expenses -	
General and administrative	-
Net income	$ -

See accompanying independent accountants' review report and notes to the financial statements.

ATARI GAME PARTNERS, CORP
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE PERIOD ENDED SEPTEMBER 7, 2017
(unaudited)

	Common Stock		Subscription	Retained	Stockholder's
	Shares	Amount	Receivable	Earnings	Equity
Inception	-	-	-	-	-
Founder shares	1,000	1	(1)	-	-
Net income	-	-	-	-	-
September 7, 2017	1,000	$ 1	$ (1)	$ -	$ -

ATARI GAME PARTNERS, CORP
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED SEPTEMBER 7, 2017
(unaudited)

		September 7, 2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	-
Net cash provided by operating activities		-
Increase in cash and cash equivalents		-
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	-
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-
Non cash investing and financing activities:		
Subscription receivable for founder shares	$	1

See accompanying independent accountants' review report
and notes to the financial statements.

NOTE 1 – NATURE OF OPERATIONS

Atari Game Partners, Corp was incorporated on September 7, 2017 ("Inception") in the State of Delaware. The financial statements of Atari Game Partners, Corp (the "Company") are prepared in accordance with accounting principles generally accepted in the United States of America. The Company's headquarters are located in Wilmington, Delaware.

We have obtained rights to develop, market and sell a first and brand new version of RollerCoaster Tycoon ("RCT") for the Nintendo Switch gaming platform ("RollerCoaster Tycoon Switch"). Since RCT's initial release in 1999, it has been one of the most popular gaming franchises of all time. Developed by Chris Sawyer, the RCT series has generated hundreds of millions of dollars in revenue and built a dedicated, diverse and expansive fan base around the world.

Atari Games, Corp, our sole stockholder, executed a Letter of Support in November 2017, pursuant to which it agreed to provide us with the funding necessary to sustain our business until we begin closing on subscriptions in our Crowdfunding Offerings. Any funds advanced shall be repaid, without interest, from the proceeds of the funds we raise in our Crowdfunding Offerings.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
Preparation of the financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could ultimately differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management. Fair values of the Company's financial instruments were assumed to approximate carrying values because of the instruments' short-term nature.

Risks and Uncertainties
The Company has a limited operating history and has not yet generated revenue from its intended operations. The development of the Company's product and service offerings are expected to take an extended amount of time to develop. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide, along with governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments may also include: economic recessions, changes in technology, changes in the deliverability of games, consumer tastes and trends, market penetration of the Nintendo Switch, and competition from other games. Like any new business, the Company faces challenges that come from early-stage branding and financing. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Software Development Costs
The Company applies the principles of Accounting Standards Codification ("ASC") 985-20, Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed ("ASC 985-20"). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred internally. Under our current practice of developing new games, the technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of sales. No costs have been capitalized as of the Inception date.

Revenue Recognition
The Company will recognize revenue from the sale and distribution of the RollerCoaster Tycoon Switch. Revenue is recognized when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured. Any such revenues will be net of returns and allowances.

The Company is currently developing its products and services and has not generated any revenue to date. Future revenue recognition policies may change based on the product and service offerings developed.

Research and Development
We incur research and development costs during the process of researching and developing our technologies and future product offerings. Our research and development costs will consist primarily of third-party services providers. We will expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Income Taxes
The Company applies Accounting Standards Codification ("ASC") 740, *Income Taxes* ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. The Company has not yet reached its year end and therefore no tax returns have been filed or are subject to examination.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatened litigation against the Company or any of its officers.

Sub-License Agreement and Consultant Services Agreement
We are a party to a Sub-License Agreement (the "Sub-License Agreement") with Atari Interactive, Inc. ("Atari Interactive") and RCTO Productions, LLC ("RTCO"). Atari Interactive and RTCO are ultimately wholly owned by Atari, SA (France), which also wholly owns Atari Games, Corp, our sole stockholder. Under the Sub-License Agreement, Atari Interactive has granted us a non-exclusive license to develop, publish, market, sell and distribute RollerCoaster Tycoon Switch using certain trademarks, source code and other intellectual property. Under the Sub-License Agreement, we are required to pay Atari Interactive a royalty of 25% of the adjusted gross receipts resulting from our sale of the game, less only direct distribution fees and distribution expenses, and with no deduction for royalties other than digital distribution fees paid to Nintendo. With respect to this royalty, we will pay a non-refundable but recoupable advance equal to 25% of the $2,000,000 we are seeking to raise through our Regulation Crowdfunding offering and our concurrent offering under Rule 506(c) of Regulation D of the Securities Act (the "Crowdfunding Offerings"). In addition, given the fact that we will benefit from the engine and some portions of the code already developed for some prior versions of RCT on other platforms, we are required to pay RTCO a non-refundable fee of $600,000 within 5 days after receiving funds raised from our Crowdfunding Offerings.

We are also a party to a Consultant Services Agreement with RCTO, pursuant to which RCTO shall provide all necessary production and marketing services in connection with the development and release of RollerCoaster Tycoon Switch, in exchange for a fee of 7.5% of all amounts we pay to the developer and other third parties for the development of the game.

Assignment and Assumption Agreement
We are also a party to an Assignment and Assumption Agreement with Atari, Inc. (the "Assignment Agreement"), which is wholly owned by Atari, SA (France), which also wholly owns Atari Games, Corp, our sole stockholder. Under the Assignment Agreement, Atari, Inc., assigned us and we assumed, all of Atari Inc.'s rights and obligations to a certain license agreement, which provides the licensee with distribution rights for RollerCoaster Tycoon Switch in the United States, Canada and Mexico, in exchange for a royalty equal to 50% of the net receipts collected by the licensee in connection with the exploitation of RollerCoaster Tycoon Switch. The licensee has advanced Atari, Inc., $600,000 under the license agreement, which are off-settable against royalties due by the licensee.

Development Agreement
On October 11, 2017, the Company entered into a Development Agreement with Nvizzio Creations, Inc. ("Nvizzio"). The Company shall pay Nvizzio a royalty rate of 10% of net revenue defined as gross revenue less credits, reversals, refunds, returns, chargebacks for returned or cancelled goods or services, bad debt, sales taxes, COGS, royalties to third parties and development fees. These royalty fees shall be paid within 45 days of the end of each calendar quarter. In addition, once the net revenue reaches 150% of the development fees, the developer shall receive a one-time payment of $70,000 upon achievement of such threshold. The developer shall perform all work, including providing all programming, bug correction, equipment, graphics, artwork, technology, software, property, licenses, content and other materials, assets and services, necessary to deliver each deliverable including the annotated source code for all software deliverables, except for any of developer's proprietary tools that are not included in the title executable/playable build and complete each deliverable to the reasonable satisfaction of the Company; and perform such additional work specified per the agreement; all in strict accordance with all specifications, the schedule and the representations, warranties and covenants set forth per the agreement. The estimated schedule for development will require the Company make monthly payments depending on the level of service being provided in a given month. The total estimated cost of development is approximately $550,000.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
Upon Inception, the Company. authorized the issuance of 1,000 shares of common stock, $0.001 par value. Those shares were issued to the Company's parent Atari Games, Corp. The contribution required for these shares is $1.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has entered into various agreements with the Company's parent and the related Atari branded entities. See Note 3.

NOTE 6 – SUBSEQUENT EVENTS

See Note 3 for subsequent agreements.

The Company has evaluated subsequent events that occurred after September 7, 2017 through December 4, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time that would have a material effect on the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments | Edit My Campaign | Secondary BETA | Jason K.

Atari Game Partners is pending **StartEngine Approval.**



PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $1.07M goal

Atari Game Partners

Taking a classic to the Nintendo Switch™

Small OPO · New York, NY · Gaming · US Investors Only

Overview | Team | Terms | Updates | Comments | Share


RollerCoaster
TYCOON
TOUCH
VALKYRIE
Download on the
App Store

Bringing the Best-Selling Gaming Classic to the Nintendo Switch™

Invest in RollerCoaster Tycoon®

Since RollerCoaster Tycoon's initial release in 1999, it has been one of the most popular gaming franchises of all time. Developed by Chris Sawyer, the RCT series has generated hundreds of millions of dollars in revenue and built a dedicated, diverse and expansive fan base around the world.

Atari is the exclusive master licensee of the RollerCoaster Tycoon franchise. The RCT franchise has become one of Atari's most popular, generating very significant revenue.

Earlier this year, Atari unveiled the newest entry into the franchise -- RollerCoaster Tycoon Touch. This free-to-play 3D simulation game for iOS and Android was an instant success, skyrocketing to the top of the app stores after worldwide launch featuring by Apple and Google Play. With more than 12 million downloads since launch and praise from gamers and critics alike, the classic gameplay proved to be a natural fit for touchscreen devices, making it easier than ever for gamers to flex their imaginations.

In developing the RollerCoaster Tycoon franchise in its most recent versions, Atari worked with Nvizzio Creations. This world-class developer has years of experience developing engaging 3D experiences for gamers, and was intimately involved in the development of RollerCoaster Tycoon World for the PC.

The unmitigated success of the RollerCoaster Tycoon franchise made the opportunity clear for Atari Game Partners: deliver the first RollerCoaster Tycoon game for the Nintendo Switch. The RollerCoaster Tycoon franchise needs to be put in the hands of even more gamers and developed for the new and innovative Nintendo Switch! RollerCoaster Tycoon on Nintendo Switch will be an all-new game made specifically for Switch with exclusive features.

It's a perfect match... One of gaming's most beloved brands is bringing one of gaming's best franchises to the most exciting platform in gaming today... **And we are offering you the opportunity to invest.**

Investment

Investment and participation is straightforward!

Invest any amount into the campaign (with $250 as a minimum), and earn 50% of profits until you've made 120% of your original investment; after which you'll earn 25% of profits until 18 months after the worldwide launch of the game! See the Offering Details document below for a complete set of terms.

Perks*

- All investors: Atari Game Partners will host an Investors' site online, and you will have the option to have your name listed on that page;

- At least $750: Investor perk as outlined above, and a discount of 25% off the street price of the game at launch valid for a purchase of 1 unit of RollerCoaster Tycoon Nintendo Switch;

- At least $1,500: both of the above Investor perks, and one free copy of the regular edition of the book "The Art of Atari"!

**All perks occur after the offering is completed*

"We loved this game a ton back in the day and love it even more now that we can distract ourselves even further on our smartphones."

- BuzzFeed

What is Atari Game Partners?

Atari Game Partners is a wholly-owned subsidiary of Atari.

Our mission is to develop and publish games from Atari's iconic and prolific library, containing 200+ gaming franchises, for handheld platforms and others.

Given the breadth of the Atari portfolio, we decided to team up with investors to take full advantage of the depth, the diversity and the opportunities that are presented with such a catalog.

Atari Game Partners is eager to continue that success by bringing one of gaming's most-beloved franchises to one of its biggest emerging platforms.

In the months and years to come, our mission is to build success upon success. We seek to find a way for gamers around the world to get access to Atari's incredible lineup of gaming franchises.

Why RollerCoaster Tycoon?

Since its initial release on the PC in 1999, RollerCoaster Tycoon has become one of the most popular and instantly recognizable gaming franchises in the world. Created by Chris Sawyer, the RollerCoaster Tycoon series continues to be a favorite for gamers, and has an incredibly active fan community surrounding it.

This active community is evident in the incredible engagement that new editions of the game continue to enjoy on all platforms. **The mobile version of RollerCoaster Tycoon, RollerCoaster Tycoon Classic, enjoyed top-5 positioning for paid apps in the iOS App Store.**

But that's only a small part in the tale of RollerCoaster Tycoon's success over the years. **In total, the franchise has moved more than 14.4 million units worldwide and generated in excess of $220 million in revenue in the United States alone.** The franchise's popularity is global, though, with 4.6 million units sold in Europe.



1999

Published by Hasbro Interactive, the original game is one of the best-selling of all time, selling more than 6.0 million units.

2002

Published by Infogrames, this sequel also enjoyed incredibly strong sales, selling over 3.7 million units.

2004

Published by Atari, the third iteration enjoyed even stronger sales than its predecessor, selling over 4.0 million units.

2006

This update to RollerCoaster Tycoon 3, also published by Atari, pushed total sales for the franchise to 14.4 million.

About RollerCoaster Tycoon Touch

While the sales and performance history of the RollerCoaster Tycoon franchise are without question, what's most exciting is the incredible success of RollerCoaster Tycoon Touch, released earlier this year.

Since its initial launch, **this free-to-play 3D mobile edition of the game has garnered more than 12 million downloads combined from the Google Play and Apple app stores.** It was also recognized as a "New Game We Love" by the Apple.

This success is in addition to that garnered by RollerCoaster Tycoon 4 Mobile, which has been downloaded more than 18 million times and received more than 295 million sessions to date.

The Awesome Features of Roller Coaster Tycoon Touch


RollerCoaster
TYCOON
TOUCH
VALKYRIE

It's easy to understand the incredible success of RollerCoaster Tycoon Touch given this game's incredible features. **For a game like this, the touchscreen interface is a natural fit, allowing users to craft incredible theme parks to their exacting specifications.** What's more is that the game has so many other features baked in, features that make it irresistible to play and nothing short of insanely addictive...



Stunning 3D Graphics

RollerCoaster Tycoon has never been this beautiful. Every ride, coaster and building is rendered in high-resolution 3D and made even more beautiful by a real-time day-night cycle.


1.96M
191
70%
46,321
29
598 / 700 m
Track closed

Coaster Builder

The real draw, though, is building your own roller coasters! Wooden, Hyper, Steel, and 6 other coaster types can be easily created with a user-friendly and intuitive 3D spline-based editor.


Contains 8 cards
Palm Tree
1,510
Lvl 1
5 / 2

Card Packs

Users collect card packs by completing missions and progressing through the game. More coasters, rides and scenery are always just a few taps away, making parks even more vivid!

> "With RollerCoaster Tycoon Touch, the beloved amusement park building series is moving beyond dated 2D graphics and into the modern world."
>
> *- Engadget*




15.5M
174
71%
2
1,223,580
770



Park Attractions

The only limit to any park is a user's imagination, thanks to the 100+ flat rides, decorations, paths, restaurants and shops! And seasonal events ensure that more content is always on its way.

Park Management

Managing one's park becomes the real source of fun, though. Users need to keep their park's satisfaction up by managing everything from activities and decorations to ride revenues.

Social Engagement

Once you have the hang of managing your park, it’s time to put your skills to the test in Career or Scenario Mode. Career gives you an empty park to build your Amusement Empire, and Scenario Mode has you solve tricky puzzles with specific time limits or other constraints.

Taking RollerCoaster Tycoon to the Switch


435M
508
60%
4,294,124
X
Y
A
B

The kind of addictive gameplay embodied by the RollerCoaster Tycoon franchise is a perfect match for the Nintendo Switch, which is why we've selected this console as the landing spot for the newest entry into the franchise. **But, to understand the true potential here, you also need to understand the accelerating popularity of Nintendo's game-changing new console.**

Nintendo is estimating that it will have sold over 14 million Nintendo Switch consoles by the end of its fiscal year in March 2018. The popularity of the Switch has caused Nintendo to revise its revenue forecasts for the current fiscal year to **$1.06 billion**, up almost double from what it projected at the outset. **This has driven Nintendo's stock up nearly 75% in 2017, and is also driving Nintendo's current estimates for over 50 million Switch games having been sold by the end of the fiscal year ending March 2018.**

RollerCoaster Tycoon and Nintendo Switch: The Perfect Fit

The unique properties of the Switch -- which combines standard console functionality with mobile capability -- make it a natural home for a franchise like RollerCoaster Tycoon. We can only imagine how much gamers will enjoy building their own theme parks on Nintendo's wildly popular console.

Some of the upcoming key features include:

- Multiple Scenarios
- Sandbox Mode with Various Landscapes
- Tycoon Career Mode

In the months ahead, this Switch version of RollerCoaster Tycoon will begin development, and your investment can make it possible!

Nvizzio Creations: The Developer

When Atari Game Partners sought to develop an exciting and unique entry for the RollerCoaster Tycoon franchise, we turned to Nvizzio Creations.

Nvizzio Creations is an independent game development company based in Canada that's driven by passion. It has been globally recognized for its creative teams, unique work philosophy, and relentless dedication. **The studio specializes in the production of 3D games for PC, consoles and mobile platforms.**

Given the critically acclaimed work they did in developing RollerCoaster Tycoon Touch for smartphones, Nvizzio are the perfect choice to develop the newest edition of the game. **Nvizzio Creations has a deep understanding of and respect for the RollerCoaster Tycoon brand, enabling them to develop an entirely new game that takes advantage of the innovating features of the Nintendo Switch.**

You can learn more about the amazing developers at Nvizzio Creations and the other games they've created here.

We have the franchise... We have the developer... We have the platform...

The only thing that's missing is you!

At Atari Game Partners, we're convinced that incredible potential exists for the RollerCoaster Tycoon franchise on the Nintendo Switch. With your investment, we can secure the development process and bring an exciting new version of this beloved franchise to gamers around the world.

The investment opportunity we're presenting is unique, especially compared to other crowdfunded games you might have encountered in the past. Here, you have the opportunity to participate in a revenue share of a proven franchise, for a proven platform, and with a proven developer.

Your investment will allow you to stay informed about the development of this exciting new chapter in the RollerCoaster Tycoon series, and might also position you to potentially become involved in future creations by Atari Game Partners.

So, come take the ride and invest in RollerCoaster Tycoon today. Become an integral part in the story of one of gaming's most beloved franchises!



1999

RollerCoaster Tycoon Released

The original version of RollerCoaster Tycoon was released to widespread critical acclaim.

2002

Hit Sequel

The wildly popular RollerCoaster Tycoon was followed up by a hit sequel.

2004

Atari Takes Control

This year, Atari took control of the franchise, releasing RollerCoaster Tycoon 3.

2006

Platinum Edition

The Platinum Edition of RollerCoaster Tycoon pushes total sales for the franchise above 14.4 million units.

2017

A Smartphone Success

RollerCoaster Tycoon Touch for mobile devices is a runaway success.

January 2018

Crowdfunding Begins

With help from investors like you, the development of RollerCoaster Tycoon for Switch begins.

2018

Release Date

After development by Nvizzio, RollerCoaster Tycoon for Switch is released. (ANTICIPATED)

2018

The Next Step

Atari Game Partners turns its attention toward bringing a new release from Atari's catalog to mobile devices. (ANTICIPATED)

In the Press

SHOW MORE

Meet the Team



Todd Shallbetter

President & COO

Todd Shallbetter is the Chief Operating Officer and Board Member of Atari, Inc., and is also President of Atari Game Partners, Corp. Shallbetter has been with Atari in multiple roles since 2005, working cross-organizationally with all teams within the Atari companies, and also holds other positions in Atari subsidiaries, including: Manager, Atari Connect, LLC (May 2014 to present), Manager, AITD Productions, LLC, (February, 2014 to present), Manager, RCTO Productions, LLC (Feb 2014 to present), Manager, Cubed Productions, LLC (Jan 2014 to present), and Manager, Atari Casino, LLC (May 2014 to present). Shallbetter built Atari's digital distribution business into a multi-million dollar enterprise shortly after joining the company. Shallbetter has a deep history in the entertainment field with a focus on finance, getting his start in live entertainment management, representing artists from Lynyrd Skynyrd to the Harlem Globetrotters. He moved from live entertainment to licensed merchandising management for best-in-class companies including Bravado International and Blue Grape Merchandising prior to his move to interactive entertainment. Shallbetter continues to support and manage multiple business verticals within Atari; he is based in New York City.



William Mardel

CFO

William Mardel is a seasoned professional, experienced in international Music and Video game finance; Mardel has been with Atari since 2004, in a Finance Director role to Sept 2016, and then as Senior Finance Director, (Sept 2016 to present) cross-working with internal teams. In addition to his role as Chief Financial Officer since December 2017 to date, Mardel is a Board Director for Atari Game Partners Corp. As part of the Atari management team, Mardel owns multiple areas of the Company's financial processes, and is deeply involved in all diversified business lines. Prior to his tenure at Atari, Mardel played an essential role in the multi-year development and implementation of financial and contractual systems for Capitol Records Inc., and was responsible for diverse roles within the EMI Records, Ltd. Finance team. Notably, while at EMI, Mardel focused on senior administration of profit participation for The Beatles catalog, reporting to Apple and the individual band members' management.

Offering Summary

Maximum 1,070,000 RCT Revenue Participation Units ($1,070,000)

Minimum 10,000 RCT Revenue Participation Units ($10,000)

Company	Atari Game Partners, Corp.
Corporate Address	286 Madison Avenue, 8th Floor, New York, NY 10017
Description of Business	Game Development
Type of Security Offered	RCT Revenue Participation Units (the "Securities")
Purchase Price of Security Offered	$1
Minimum Investment Amount (per investor)	$250.00

Perks:

- All investors: Atari Game Partners will host an Investors site online, and you will have the option to have your name listed on that page;

- At least $750: Investor perk as outlined above, and a discount of 25% off the street price of the game at launch valid for a purchase of 1 unit of RollerCoaster Tycoon Switch;

- At least $1,500: Both of the above perks, and one free copy of the regular edition of the book "The Art of Atari"!

**All perks occur after the offering is completed.*

Irregular Use of Proceeds

We might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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VIDEO TRANSCRIPT (Exhibit D)

TODD: Hi, I'm Todd. I'm with Atari. You might have heard of us. We have at Atari over 220 intellectual properties. Space Dual, Gravitar, Centipede.

MARK: Breakout, Pong.

TODD: Atari's top 10 franchises have earned over $2 billion dollars. We know what we are doing. We've done this. Global entity, global publisher, global developer.

TODD: Since 1999, RollerCoaster Tycoon has been one of the PC's top selling franchises. Tens of millions of downloads, hundreds of thousands of users daily. We want to bring it to a new platform. The Nintendo Switch.

MARK: What Nintendo has done with the Switch is take a full home console experience and make it portable. We're utilizing the touch screen. Every single item in the game is up res'd to beautiful high resolution.

TODD: For the first time ever, this iconic game company has turned to crowdfunding to help fund its development efforts. We have a baked in fan base. Who are rabid about how much they love the game.

MATT: What the opportunity here is to not buy into the larger company but is to buy into the brand.

TODD: If you like to come and join us, if you like to invest in the project it couldn't be any easier. This is our opportunity to do this together.

TODD: You can participate in the success of this franchise. It's official, Atari is turning to the crowd to help us fund RollerCoaster Tycoon on the Nintendo Switch.

TODD: Are you ready to play?

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

REVENUE PARTICIPATION SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND

INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO:

Atari Game Partners, Corp.

286 Madison Avenue, 8th Floor

New York, NY 10017

Ladies and Gentlemen:

1. Revenue Participation Unit Subscription.
   a. The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase RCT Revenue Participation Units (the "**Securities**"), of Atari Game Partners, Corp., a Delaware corporation (the "Company"), upon the terms and conditions set forth herein. The rights, terms and conditions of the RCT Revenue Participation Units are as set forth in the Revenue Participation Agreement attached hereto as Exhibit A hereto (the "**Revenue Participation Agreement**"), and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.
   b. By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, including, the Revenue Participation Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision. The Subscriber's execution of this Agreement constitutes its agreement to all of the terms and conditions of the Revenue Participation Agreement.
   c. This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.
   d. The aggregate value of Securities sold shall not exceed $1,070,000 (the "Oversubscription Offering"). The Company may accept subscriptions until %%FUNDING_END_DATE%% (the "Termination Date"). Providing that subscriptions for 10,000 Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").
   e. In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.
   a. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.
   b. Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities

owned by undersigned reflected on the books and records of the Company and verified by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

a. Organization and Standing. The Company is a Corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.
b. Eligibility of the Company to Make an Offering under Section 4(a)(6).The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.
c. Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.
d. Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.
e. No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in

connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

f. Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at September 7, 2017 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. DBBMCKENNON, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

g. Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

h. Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

   a. Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

   b. Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

c. Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

d. Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

    i. To the Company;
    ii. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
    iii. As part of an offering registered under the Securities Act with the SEC; or
    iv. To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

e. Investment Limits. Subscriber represents that either:

    i. Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or
    ii. Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

f. Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

g. Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

h. Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

i. Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

j. Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys'

fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of New York.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF NEW YORK AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

Atari Game Partners Corp.

286 Madison Avenue, 8th
Floor

New York, NY 10017

If to a Subscriber, to Subscriber's address as shown on
the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.
    a. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.
    b. This Subscription Agreement is not transferable or assignable by Subscriber.
    c. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.
    d. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.
    e. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.
    f. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.
    g. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.
    h. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.
    i. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.
    j. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and

the same instrument.

k. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

ATARI GAME PARTNERS, CORP.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase RTS Revenue Participation Units of Atari Game Partners, Corp., a Delaware corporation, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the RTS Revenue Participation Units the undersigned hereby irrevocably subscribes for is:	$%%AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%INVESTOR_NAME%%

%%INVESTOR_SIGNATURES%%

Signature

%%SUBSCRIBER_DETAILS%%

* * * * *

ATARI GAME PARTNERS, CORP.

This Subscription is accepted on %%TODAY%%.

By: %%ISSUER_SIGNATURE%%

Name: Todd Shallbetter

Title: President

Exhibit A

REVENUE PARTICIPATION AGREEMENT

REVENUE PARTICIPATION AGREEMENT

SUMMARY OF TERMS

Issuer	Atari Game Partners, Corp., a Delaware corporation
Game	Roller Coaster Tycoon Switch for the Nintendo Switch gaming platform.
Investor	%%INVESTOR_NAME%%

Investor Funds	The funds invested by the Investor pursuant to the Subscription Agreement to which this Summary of Terms is attached.
Investor Share	The amount paid by Issuer to Investor pursuant to the terms and conditions hereof. Such amount is determined by applying the Calculated Rate (as defined below) to the Net Receipts (as defined below), and multiplying such amount by the Investor Pro Rata Portion (as defined below).
Calculated Rate	50% until Investor Share has reached 1.2x Investor Funds, then 25% thereafter until the Investor Share Termination Date (as defined below), then 0% following the Investor Share Termination Date. The Calculated Rate shall be adjusted on a pro rata basis to the extent Issuer raises less than $2,000,000 in the Crowdfunding Offerings (as defined below). Notwithstanding the foregoing, even if the full $2,000,000 is raised in the Crowdfunding Offerings, Issuer may, at its discretion, accept up to an additional $400,000 in subscriptions for revenue participation rights under the same terms as provided herein, in one or more securities offerings; provided, however, if any such additional amounts are accepted, thereafter, the Calculated Rate shall be increased by a pro rata portion of 10% until the Investor Share has reached 1.2x of the Investor Funds, then increased by a pro rata portion of 5% thereafter until the Investor Share Termination Date (as defined below); with such increases being pro rata based on the proportion that the additional amount raised bears to $400,000.
	The percentage determined by dividing the

Investor Pro Rata Share	Investor Funds by the funds invested by all of the Investors in the Crowdfunding Offerings.
Net Receipts	Gross Receipts less Development and Marketing Expenses.
Crowdfunding Offerings	Issuer's offerings pursuant to Regulation CF and Rule 506(c) under Regulation D of the Securities Act, pursuant to which Issuer is seeking to raise an aggregate of $2,000,000.
Investor Share Termination Date	The last day of the eighteenth month following the month during which the Official Worldwide Commercial Launch of the Game has occurred.
Official Worldwide Commercial Launch	Date on which the Game is released in any of the following jurisdictions: USA, United Kingdom, France or Germany

Revenue Participation Agreement

This Revenue Participation Agreement entered into between Atari Game Partners, Corp., a Delaware corporation ("**Issuer**") and the Investor designated in the Summary of Terms (the "**Investor**") to which these terms and conditions are attached:

1.1 Payment of Investor Share

1.1.1 Payment. Within 90 days after the end of each quarter commencing with the quarter during which the Official Worldwide Commercial Launch occurs, Issuer shall pay to Investor the Investor Share.

1.1.2 Withholding Taxes. To the extent necessary to comply with the laws, rules and regulations of the United States, and any treaties between the United States and any countries outside the United States, Issuer shall be entitled to withhold US and foreign withholding taxes at the applicable rate.

1.2 Definitions

1.2.1.“Calculated Rate” means 50% until the total Investor Share paid to Investor hereunder, equals 1.2x of the Investor Funds, then 25% thereafter until the Investor Share Termination Date, and then 0% following the Investor Share Termination Date; provided, however, the Calculated Rate shall be adjusted on a pro rata basis to the extent Issuer raises less than $2,000,000 in the Crowdfunding Offerings. For purposes of clarity and by way of example, (a) if Issuer raises $800,000 of the funds it is seeking to raise in both Crowdfunding Offerings (or 40% of $2,000,000), the Calculated Rate shall be 20% (40% of 50%) until Investor has received 1.2x of their invested capital, then 10% (40% of 25%) thereafter until the Investor Share Termination Date, and then 0% thereafter, and (b) if Issuer raises $1,200,000 of the funds it is seeking to raise in both Crowdfunding Offerings (or 60% of $2,000,000), the Calculated Rate shall be 30% (60% of 50%) until Investor has received 1.2x of their invested capital, then 15% (60% of 25%) thereafter until the Investor Share Termination Date, and then 0% thereafter.

Notwithstanding the foregoing, even if the full $2,000,000 is raised in the Crowdfunding Offerings, Issuer may, at its discretion, accept up to an additional $400,000 in subscriptions for revenue participation interests under the same terms as provided herein; provided, however, if any such additional amounts are accepted, then thereafter, the Calculated Rate shall be increased by a pro rata portion of 10% until the Investor Share has reached 1.2x the Investor Funds, then increased by a pro rata portion of 5% thereafter until the Investor Share Termination Date (as defined below); with such increases being pro rata based on the proportion that the additional amount raised bears to $400,000. For purposes of clarity, and by way of example, if Issuer raises the entire $2,000,000 it is seeking to raise in both Crowdfunding Offerings, and sells $200,000 in additional revenue participation interests, the Calculated Rate shall be increased by 5% (50% of 10%) to 55%, until the Investor has received 1.2x of their invested capital, and thereafter, shall be increased by 2.5% (50% of 5%) to 27.5% until the Investor Share Termination Date, and then 0% thereafter.

For purposes of clarity, any revenue sharing interests issued to any Crowdfunding Platform as fees, shall not be included in such $2,000,000 threshold or such additional $400,000 amount.

For the further avoidance of doubt, if Issuer does not raise 100% of the funds it is seeking to raise in the Crowdfunding Offerings, its majority stockholder intends to provide additional funding or credit in exchange for the balance of the Net Receipts not distributed to the investors.

1.2.2. “**Crowdfunding Offerings**” means Issuer’s offerings pursuant to Regulation CF and Rule 506(c) under Regulation D of the Securities Act, pursuant to which Issuer is seeking to raise an aggregate of $2,000,000.

1.2.3. “**Crowdfunding Platform**” means any crowdfunding or other platform through which Issuer offers revenue participation in the Net Receipts.

1.2.4. “**Development Expenses**” means (a) the sums of money paid, and the value of other consideration provided, by the Issuer for development, marketing and distribution of the Game, including, without limitation, development fees (and royalties paid to Atari, Inc., and its affiliates), licensed content costs, cinematics, localization, voice-over, music, motion capture, sound effects, the pro-rata cost of loaned equipment (if any), quality assurance costs, third party advertising and marketing expenses, and other related costs, and (b) the cost of goods sold, including, but not limited to, manufacturing, packaging and shipping costs.

1.2.5. “**Game**” means RollerCoaster Tycoon for the Nintendo Switch gaming platform.

1.2.6. "**Gross Receipts**" means the receipts derived from the sale or other exploitation of the Game actually received in cash by Issuer, net of sales and use taxes, discounts, refunds, allowances, finance charges and similar items. For purposes of clarity, "**Gross Receipts**" includes any advances or upfront license fees from distributors when such advances are recouped by such distributor, as applicable. For further purposes of clarity, "**Gross Receipts**" also includes any advance paid by distributors to Issuer, if any, at the time of the recoupment and up to the amounts recouped by such distributors.

1.2.7. "**Investor Funds**" means funds invested by Investor pursuant to the Subscription Agreement to which this agreement is attached.

1.2.8. "**Investor Pro Rata Portion**" means the percentage determined by dividing the Investor Funds by the funds invested by all of the Investors in the Crowdfunding Offerings.

1.2.9. "**Investor Share**" means an amount equal to the Investor Pro Rata Portion of the product of (x) the Net Receipts and (y) the Calculated Rate set forth above.

1.2.10. "**Investor Share Termination Date**" means the last day of the earlier of (a) the eighteenth month following the month during which the Official Worldwide Commercial Launch of the Game has occurred, and (b) the Sublicense Expiration Date.

1.2.11. "**Marketing Expenses**" means the marketing and other promotional expenses incurred in connection with the pre- and post- release marketing and sale of the Game, including, but not limited to, royalties and revenue sharing arrangements.

1.2.12. "**Net Receipts**" means Gross Receipts less Marketing Expenses and less Development Expenses.

1.2.13. "**Official Worldwide Commercial Launch**" means the date on which the Game is released in any of the following jurisdictions: USA, United Kingdom, France or Germany.

1.2.14. **Sublicense Agreement**" means the Sublicense Agreement between Atari Interactive, Inc., RCTO Productions, LLC and the Issuer, pursuant to which the Issuer has a non-exclusive license to market and sell the Game.

1.2.15. "**Sublicense Expiration Date**" means June 22, 2022, plus such additional period of time as provided in the Sublicense Agreement, during which the Issuer may continue to sell the Game, which is (1) 3 months following the effective termination date for physical game units, and (2) 1 month following the effective termination date for digital downloads.

1.3 Term and Termination

1.3.1 Term. The term of this Agreement will start as of the Effective Date and will continue until the Investor Share Termination Date.

1.3.2. Effect of Termination. Upon any termination of this Agreement pursuant to this Section 2 by Issuer, all obligations and rights granted hereunder shall immediately terminate and each party shall have no further obligation to make any payments hereunder (other than any such payments attributable to any period(s) ending on or before the date of termination that have not yet been paid).

1.4 General

1.4.1 Disclaimers. Issuer makes no representation or warranty as to the amount of Gross Receipts that will derive from the exploitation of the Game.

1.4.2. Governing Law and Jurisdiction. This Agreement shall be governed by and interpreted under the laws of the State of New York, without reference to its choice of laws principles. The Parties expressly understand and agree that any dispute arising under this Agreement will be brought exclusively in the state or federal courts within New York, New York, and the parties hereby consent to the exclusive personal jurisdiction and venue therein.

1.4.3. Notices and Approvals. All notices, approvals and demands under this Agreement will be in writing and will be delivered by personal service, confirmed fax, confirmed e-mail, express courier, or certified mail, return receipt requested, to the attention of the chief executive officer of the receiving Party at the address of the parties set forth in the Subscription Agreement, or at such different address as may be designated by such party by written notice to the other party from time to time. Notice shall be deemed received on the day of personal service; on the first business day after confirmed e-mail or overnight express courier; and on the third business day after sending by other express courier or certified mail.

1.4.4. No Assignment. This Agreement may not be assigned by Investor to any other person or entity without the express written approval of Issuer, and any attempt at assignment in violation of this section shall be null and void.

1.4.5. Force Majeure. Neither Party will be deemed in default of this Agreement to the extent that performance of its obligations or attempts to cure any breach are delayed or prevented by reason of any act of God, fire, natural disaster, accident, act of government, shortages of material or supplies or any other cause reasonably beyond the control of such party ("**Force Majeure**"), provided that such party gives the other party written notice thereof promptly and, in any event, within fifteen (15) days of discovery thereof, and uses its diligent, good faith efforts to cure the breach. In the event of such a Force Majeure, the time for performance or cure will be extended for a period equal to the duration of the Force Majeure but not in excess of six (6) months.

1.4.6. Entire Agreement. This Agreement together with the Subscription Agreement, constitutes the complete and exclusive agreement between the Parties with respect to the subject matter hereof, superseding and replacing any and all prior or contemporaneous agreements, communications, and understandings (whether written or oral) regarding such subject matter. This Agreement may only be modified, or any rights under it waived, by a written document executed by both Parties.

1.4.7. Waiver. The failure of either Party to exercise or enforce any of its rights under this Agreement will not act as a waiver, or continuing waiver, of such rights.

1.4.8. Counterparts. This Agreement may be signed by facsimile or digital image format and in counterparts by Issuer and Investor, each of which counterpart shall be deemed an original and all of which counterparts when taken together, shall constitute but one and the same instrument.

1.4.9. Severability. If any provision of this Agreement is invalid or unenforceable in any jurisdiction, such provision will be enforced to the maximum extent permissible in such jurisdiction so as to effect the intent of the Parties, and the validity, legality and enforceability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction. If such provision cannot be so amended without materially altering the intention of the Parties, it shall be stricken in the jurisdiction so deeming, and the remainder of this Agreement shall remain in full force and effect.